Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ARCA biopharma, Inc.:

We consent to the use of our report dated February 18, 2020, with respect to the balance sheets of ARCA biopharma, Inc. (the Company) as of December 31, 2019 and 2018, the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated February 18, 2020 contains an explanatory paragraph that states that the Company has incurred recurring losses from operations and needs to raise additional capital to fund its clinical development programs which raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Denver, Colorado

May 7, 2020